UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GLOBAL CORD BLOOD CORPORATION

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G21107100

(CUSIP Number)

Cheng Zeng No. 68 Software Avenue, Yuhuatai District Nanjing, China +86-25-83274734

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Blue Ocean Structure Investment Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ⌧
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(2)
14.	TYPE OF REPORTING PERSON PN

(2) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Nanjing Ying Peng Asset Management Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 78,874,106
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ⌧
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(3)
14.	TYPE OF REPORTING PERSON CO

(3) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form 6-K filed with the SEC on February 28, 2022.

CUSIP No.	G21107100

1.	NAME OF REPORTING PERSON: Yafei Yuan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 79,528,662
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 79,528,662
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,528,662
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%(4)
14.	TYPE OF REPORTING PERSON IN

(4) Based on 121,551,075 shares outstanding as of December 31, 2021 pursuant to the Issuer’s Form6-K filed with the SEC on February 28, 2022.

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D filed by the Reporting Persons on February 8, 2018 (the “Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (the “Shares”), of Global Cord Blood Corporation, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

The following paragraph is added as the penultimate paragraph of Item 4 of the Schedule 13D:

On May 3, 2022, Blue Ocean Structure Investment Company Limited (the “Petitioner”) filed in the Grand Court of the Cayman Islands a notice of petition to wind up in respect of the Issuer (the “Notice of Petition”). Among other things, the Notice of Petition primarily seeks an order that: (1) the Issuer refrain from proceeding with a proposed transaction by which the Issuer would acquire Cellenkos, Inc., as described in a Form 6-K filed by the Issuer on April 29, 2022 (the “Cellenkos Transaction”); (2) the Issuer amend and restate its Memorandum and Articles of Association to eliminate the classification of the Board and to add shareholder protective provisions; and (3) the Issuer convene an extraordinary general meeting to propose the removal of the current Board and the appointment of alternative directors proposed by the Petitioner. The Notice of Petition is attached hereto as Exhibit A and incorporated herein by reference.

The following paragraph amends and restates in its entirety the final paragraph of Item 4 of the Schedule 13D:

Except as set forth above or in Item 6, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their representatives have, from time to time, engaged in discussions with and provided their suggestions to management of the Issuer and the Board regarding, among other things, the Issuer’s business, management and strategic alternatives and direction. In particular, the Reporting Persons have conveyed their objections to the Cellenkos Transaction and various governance and business matters to the Issuer. The Reporting Persons have also engaged in preliminary discussions with other shareholders of the Issuer regarding these matters. The Reporting Persons plan to continue communicating with the Issuer and with other shareholders regarding these and similar matters. Depending upon, among other things, the outcome of these communications, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may take other steps seeking to bring about changes that it believes would increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Notice of Petition to Wind Up

Blue Ocean Structure Investment Co., Ltd.

By:	/s/ Xiaoyang Chen
Name:	Xiaoyang Chen
Title:	Director

Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Authorized Signatory

Nanjing Ying Peng Asset Management Co., Ltd.

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Executive Director

YAFEI YUAN

By:	/s/ Yafei YUAN
Name:	Yafei YUAN

AGREEMENT OF JOINT FILING

The parties listed below agree that the amendment of Schedule 13D to which this agreement is attached as an exhibit, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 9, 2022

[Signature Page to Joint Filing Agreement]

Blue Ocean Structure Investment Co., Ltd.

By:	/s/ Xiaoyang Chen
Name:	Xiaoyang Chen
Title:	Director

Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (Limited Partnership)

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Authorized Signatory

Nanjing Ying Peng Asset Management Co., Ltd.

By:	/s/ Lei Wang
Name:	Lei Wang
Title:	Executive Director

YAFEI YUAN

By:	/s/ Yafei YUAN
Name:	Yafei YUAN